No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and M acsimile 8232 3590
ile 8232 8341


06019416

13 December 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

for

Dennis Leong
Company Secretary

SUPPL



AhhRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	116,780
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $23.03 25,562 @ $28.74 48,545 @ $30.51 4,166 @ $32.26 17,542 @ $32.75 2,000 @ $33.95 500 @ $34.60 1,666 @ $36.99 5,000 @ $37.47 4,299 @ $41.72 1,666 @ $44.88 4,166 @ $46.97
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	116,780 on 07/12/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	251,072,917 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,440,507 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 December 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.



AnhRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	196,789
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $20.50 3,017 @ $24.58 59,029 @ $28.74 1,666 @ $29.46 89,781 @ $30.51 6,998 @ $32.26 12,764 @ $32.75 1,000 @ $33.11 6,834 @ $33.54 9,866 @ $34.60 1,666 @ $35.28 2,500 @ $36.99
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	196,789 on 08/12/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	251,269,706 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,243,718 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 December 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
130

AhhRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	145,622
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $24.40 1,668 @ $24.53 4,166 @ $25.92 28,288 @ $28.74 66,606 @ $30.51 10,332 @ $32.26 15,764 @ $32.75 1,668 @ $32.77 1,000 @ $33.05 7,666 @ $33.11 1,666 @ $34.60 4,166 @ $36.99 966 @ $40.81
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	145,622 on 11/12/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	251,415,328 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,097,975 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 December 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
130

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	17 October 2006 but 26 July 2006 re: Macquarie Bank Limited (MBL) shares and 18 August 2005 re: Zero Cost Collar Transactions with MBL.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	5 December 2006; 6 December 2006; 7 December 2006; and 12 December 2006.
No. of securities held prior to change	• 661,415 MBL shares held by David Clarke; and • 323,150 MBL shares held by Karii Pty Limited.
Class	MBL Fully Paid Ordinary Shares
Number acquired	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\CLARKE\dsc12122006.doc

+ See chapter 19 for defined terms.

Number disposed	5 December 2006 – 68,667 fully paid ordinary shares; 6 December 2006 – 42,822 fully paid ordinary shares; 7 December 2006 – 175,314 fully paid ordinary shares; and 12 December 2006 – 47,133 fully paid ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Re: sales on 5 December 2006 – average price of $71.9003; Re: sales on 6 December 2006 – average price of $72.45; Re: sales on 7 December 2006 – average price of $72.45; and Re: sales on 12 December 2006 – average price of $74.00.
No. of securities held after change	• 327,479 MBL shares held by David Clarke; and • 323,150 MBL shares held by Karii Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

Part 2 – Change of director's interests in contracts

Detail of contract	David Clarke had a Zero Cost Collar transaction with MBL in respect of 68,667 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 10 December 2004 for the period from 10 December 2004 to 1 June 2009, in respect of those shares; David Clarke had a Zero Cost Collar transaction with MBL in respect of 218,136 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares; and David Clarke had a Zero Cost Collar transaction with MBL in respect of 47,133 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 12 August 2005 for the period from 12 August 2005 to 11 August 2010, in respect of those shares.
Nature of interest	Direct
Name of registered holder (if issued securities)	N/A

Date of change	5 December 2006; 6 December 2006; 7 December 2006; and 12 December 2006.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Refer description in "Detail of Contract" section above.
Interest acquired	Nil
Interest disposed	On 5 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 68,667 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 10 December 2004 for the period from 10 December 2004 to 1 June 2009, in respect of those shares; On 6 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 42,822 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares; On 7 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 175,314 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares; and On 12 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 47,133 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 12 August 2005 for the period to 11 August 2010, in respect of those shares.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	As consideration for terminating the Zero Cost Collar transactions on 5 December 2006, David Clarke was required to make a payment of $79,653.72; As consideration for terminating the Zero Cost Collar transactions on 6 December 2006, David Clarke was required to make a payment of $169,146.90; As consideration for terminating the Zero Cost Collar transactions on 7 December 2006, David Clarke was required to make a payment of $692,490.30; and As consideration for terminating the Zero Cost Collar transactions on 12 December 2006, David Clarke was required to make a payment of $317,676.42.
Interest after change	Karii Pty Limited entered into a Zero Cost Collar transaction with MBL in respect of 213,517 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares. David Clarke and Karii Pty Limited each entered into a Zero Cost Collar transaction with MBL in respect of 153,296 and 100,784 respectively, fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 16 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 20 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 19 August 2004, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004 to 18 August 2009, in respect of those shares.

Dated: 12 December 2006

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414




MACQUARIE
BANK

12 December 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 October 2006, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 29,614 options exercisable at $37.58 each and expiring on 22 November 2006 (MBL0070);
- 3,300 options exercisable at $37.55 each and expiring on 20 December 2006 (MBL0075);
- 5,000 options exercisable at $36.85 each and expiring on 19 March 2007 (MBL0083);
- 1,668 options exercisable at $36.95 each and expiring on 18 April 2007 (MBL0101);
- 1,668 options exercisable at $32.76 each and expiring on 28 May 2007 (MBL0105);
- 1,668 options exercisable at $33.12 each and expiring on 29 May 2007 (MBL0106);
- 4,000 options exercisable at $33.05 each and expiring on 8 July 2007 (MBL0109);
- 440,327 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,000 options exercisable at $33.06 each and expiring on 28 August 2007 (MBL0122);
- 31,347 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 1,700 options exercisable at $31.49 each and expiring on 2 September

2007 (MBL0125);

- 6,468 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,668 options exercisable at $25.04 each and expiring on 24 October 2007 (MBL0136);
- 1,568 options exercisable at $27.18 each and expiring on 27 December 2007 (MBL0143);
- 1,668 options exercisable at $20.44 each and expiring on 10 February 2008 (MBL0153);
- 3,166 options exercisable at $25.23 each and expiring on 24 March 2008 (MBL0169);
- 1,666 options exercisable at $24.25 each and expiring on 26 May 2008 (MBL0184);
- 212,699 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 14,230 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 5,833 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 1,666 options exercisable at $29.11 each and expiring on 9 October 2008 (MBL0214);
- 1,666 options exercisable at $32.82 each and expiring on 21 October 2008 (MBL0218);
- 1,666 options exercisable at $31.39 each and expiring on 22 October 2008 (MBL0219);
- 1,032 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 1,666 options exercisable at $29.78 each and expiring on 3 November 2008 (MBL0223);
- 1,000 options exercisable at $31.18 each and expiring on 31 October 2008 (MBL0225);
- 4,166 options exercisable at $34.49 each and expiring on 9 November 2008 (MBL0229);
- 1,666 options exercisable at $31.74 each and expiring on 7 November 2008 (MBL0231);
- 4,166 options exercisable at $34.72 each and expiring on 17 November 2008 (MBL0234);
- 1,666 options exercisable at $34.60 each and expiring on 12 December 2008 (MBL0243);
- 6,698 options exercisable at $36.71 each and expiring on 8 April 2009 (MBL0260);
- 3,332 options exercisable at $35.54 each and expiring on 22 April 2009 (MBL0261);
- 4,166 options exercisable at $33.84 each and expiring on 8 June 2009 (MBL0264);
- 3,332 options exercisable at $34.27 each and expiring on 22 June 2009 (MBL0265);
- 81,126 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);

- 97,080 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 63,220 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 9,230 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 10,731 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 3,332 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 5,992 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 4,666 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 1,666 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278);
- 8,280 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305); and
- 1,666 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0312).

As at 30 November 2006 the number of issued fully paid ordinary shares was 250,778,384.

During the period 1 November 2006 to 30 November 2006 (inclusive), the following new options have been issued:

- 80,000 options exercisable at $73.31 each and expiring on 8 November 2011 (MBL0353);
- 35,390 options exercisable at $73.31 each and expiring on 20 November 2011 (MBL0354);
- 24,000 options exercisable at $74.11 each and expiring on 22 November 2011 (MBL0355).

During the period 1 November 2006 to 30 November 2006 (inclusive), the following options have lapsed unexercised:

- 4,168 options exercisable at $24.20 each and expiring on 24 April 2008 (MBL0174);
- 1,668 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 8,336 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 8,334 options exercisable at $33.58 each and expiring on 8 July 2009 (MBL0266);
- 10,000 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 3,392 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);

- 3,334 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 3,334 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 9,267 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 5,000 options exercisable at $49.16 each and expiring on 22 February 2010 (MBL0291);
- 40,384 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 10,000 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309);
- 11,000 options exercisable at $63.09 each and expiring on 8 February 2011 (MBL0325);
- 49,468 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339); and
- 11,095 options exercisable at $61.79 each and expiring on 8 September 2011 (MBL0344).

The number of options on issue at 30 November 2006 was 35,741,197 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 November 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0072	1,668	$36.05	03/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0107	10,834	$33.54	04/07/2007
MBL0109	4,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	1,485,686	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	668	$33.06	28/08/2007
MBL0124	208,064	$30.51	30/08/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	64,942	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	6,668	$26.45	15/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	159,821	$30.51	24/12/2007
MBL0143	2,600	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	1,668	$20.50	13/02/2008
MBL0158	1,668	$22.76	19/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 November 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	13,017	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	1,668	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0193	4,166	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	401	$24.42	19/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,553,304	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	425,077	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	15,114	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	20,968	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008

Listing of Macquarie Bank Limited Options

As at 30 November 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0225	4,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	8,334	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	8,334	$33.45	09/02/2009
MBL0254	15,002	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	29,168	$36.71	08/04/2009
MBL0261	22,502	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	49,168	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,205,447	$33.11	22/07/2009
MBL0268	2,476,263	$32.75	09/08/2009
MBL0269	1,947,777	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009

Listing of Macquarie Bank Limited Options

As at 30 November 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0271	620,232	$34.60	08/09/2009
MBL0272	163,171	$35.28	22/09/2009
MBL0273	180,155	$36.99	08/10/2009
MBL0274	69,468	$39.64	22/10/2009
MBL0275	64,002	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	46,318	$41.72	22/11/2009
MBL0279	111,968	$32.75	22/11/2009
MBL0280	51,800	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	24,166	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	8,334	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0291	77,500	$49.16	22/02/2010
MBL0292	32,500	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	82,500	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,745,664	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	105,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	3,334	$35.28	22/09/2009

Listing of Macquarie Bank Limited Options

As at 30 November 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	69,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	61,000	$70.47	23/01/2011
MBL0325	108,000	$63.09	08/02/2011
MBL0326	3,334	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,170,069	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	20,480	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	205,000	$64.43	08/09/2011
MBL0346	4,495	$61.79	22/09/2011
MBL0347	54,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	53,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011

Listing of Macquarie Bank Limited Options

As at 30 November 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0354	35,390	$73.31	20/11/2011
MBL0355	24,000	$74.11	22/11/2011
	35,741,197		


SEC MAIL PROCESSING
RECEIVED
2006
WASH. D.C.
160 SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	17 October 2006 but 26 July 2006 re: Macquarie Bank Limited (MBL) shares and 18 August 2005 re: Zero Cost Collar Transactions with MBL.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	5 December 2006; 6 December 2006; 7 December 2006; and 12 December 2006.
No. of securities held prior to change	• 661,415 MBL shares held by David Clarke; and • 323,150 MBL shares held by Karii Pty Limited.
Class	MBL Fully Paid Ordinary Shares
Number acquired	Nil

Number disposed	5 December 2006 – 68,667 fully paid ordinary shares; 6 December 2006 – 42,822 fully paid ordinary shares; 7 December 2006 – 175,314 fully paid ordinary shares; and 12 December 2006 – 47,133 fully paid ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Re: sales on 5 December 2006 – average price of $71.9003; Re: sales on 6 December 2006 – average price of $72.45; Re: sales on 7 December 2006 – average price of $72.45; and Re: sales on 12 December 2006 – average price of $74.00.
No. of securities held after change	• 327,479 MBL shares held by David Clarke; and • 323,150 MBL shares held by Karii Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

Part 2 – Change of director's interests in contracts

Detail of contract	David Clarke had a Zero Cost Collar transaction with MBL in respect of 68,667 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 10 December 2004 for the period from 10 December 2004 to 1 June 2009, in respect of those shares; David Clarke had a Zero Cost Collar transaction with MBL in respect of 218,136 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares; and David Clarke had a Zero Cost Collar transaction with MBL in respect of 47,133 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 12 August 2005 for the period from 12 August 2005 to 11 August 2010, in respect of those shares.
Nature of interest	Direct
Name of registered holder (if issued securities)	N/A

Date of change	5 December 2006; 6 December 2006; 7 December 2006; and 12 December 2006.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Refer description in "Detail of Contract" section above.
Interest acquired	Nil
Interest disposed	On 5 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 68,667 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 10 December 2004 for the period from 10 December 2004 to 1 June 2009, in respect of those shares; On 6 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 42,822 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares; On 7 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 175,314 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares; and On 12 December 2006, David Clarke terminated a Zero Cost Collar transaction with MBL in respect of 47,133 fully paid ordinary MBL shares. The original Zero Cost Collar transaction had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 12 August 2005 for the period to 11 August 2010, in respect of those shares.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	As consideration for terminating the Zero Cost Collar transactions on 5 December 2006, David Clarke received a payment of $79,653.72; As consideration for terminating the Zero Cost Collar transactions on 6 December 2006, David Clarke received a payment of $169,146.90; As consideration for terminating the Zero Cost Collar transactions on 7 December 2006, David Clarke received a payment of $692,490.30; and As consideration for terminating the Zero Cost Collar transactions on 12 December 2006, David Clarke received a payment of $317,676.42.
Interest after change	Karii Pty Limited entered into a Zero Cost Collar transaction with MBL in respect of 213,517 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares. David Clarke and Karii Pty Limited each entered into a Zero Cost Collar transaction with MBL in respect of 153,296 and 100,784 respectively, fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 16 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 20 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 19 August 2004, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004 to 18 August 2009, in respect of those shares.

Dated: 12 December 2006

G:\CAG\COS\DLeong\BRD\ASX notices\CLARKE\dsc12122006Correction.doc

File Number: 82-34740


RECEIVED
PROCESSING
DEC 1 9 2006
SECTION
WASH. D.C.
150

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	21 August 2006 but 11 August 2006 re Macquarie Bank Limited (MBL) fully paid ordinary shares and Cash-settled put options exercisable against MBL.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	N/A
No. of securities held prior to change	293,803 MBL shares
Class	Fully paid ordinary shares
Number acquired	Nil.
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	293,803 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A

Part 2 – Change of director's interests in contracts

Detail of new contract	N/A
Nature of interest	Direct
Name of registered holder (if issued securities)	N/A
Date of change	7 December 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Mark Johnson had a Zero Cost Collar transaction with Macquarie Bank Limited in respect of a total of 69,383 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below nominated levels, which are below the current share price, and disposing of the benefit of any share price movements above nominated levels, which are above the current share price, over the period to 7 December 2006.
Interest acquired	Nil
Interest disposed	Mr Johnson's interest in a Zero Cost Collar transaction with MBL, in respect of 69,383 fully paid ordinary MBL shares, expired on 7 December 2006.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	There was no cash settlement received.
Interest after change	Mr Johnson has retained the interest in the underlying 69,383 shares, but there are no longer cash-settled put options over the shares.

Dated 13 December 2006

G:\CAG\COS\DLeong\BRD\ASX notices\JOHNSON\mrj13122006.doc

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


SEC MAIL
RECEIVED
PROCESSING
WASH. DC
160

ASX/Media Release


MACQUARIE
BANK

AIRLINE PARTNERS AUSTRALIA IN DISCUSSIONS WITH QANTAS BOARD

13 December 2006 – Macquarie Bank notes the attached release made this morning by Airline Partners Australia.

For further information, please contact:

Erica Sibree, Investor Relations
Macquarie Bank
Tel: +612 8232 5008

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

AIRLINE PARTNERS AUSTRALIA

ASX/Media Release

AIRLINE PARTNERS AUSTRALIA – UPDATE ON QANTAS OFFER

Wednesday, December 13, 2006 – The Airline Partners Australia consortium notes the announcement issued by Qantas today. The consortium comprises Allco Finance Group (11%), Allco Equity Partners (c.34%), Macquarie Bank (less than 15%). Offshore investors in total hold less than 40% with no single investor holding more than 15%. Offshore investors include Texas Pacific Group and Onex.*

The consortium is majority Australian owned.

The consortium confirms it has put a proposal to Qantas for an all cash takeover offer at $5.50 per share for 100% of the company.

The consortium is considering its response to Qantas' announcement and will keep the market informed of any material developments.

* Voting interests.


RECEIVED
DEC 1 0 2006
SEC MAIL PROCESSING SECTION
WASH, DC 160

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,666 on 13/12/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	251,416,994 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,096,309 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 December 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
SEC MAIL PROCESSING
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	29 August 2006 but 20 July 2006 re Macquarie Bank Limited ("MBL") fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	12 December 2006
No. of securities held prior to change	• 7,704 shares held directly by Helen Nugent (of which 4,901 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 3,645 shares held by the Helen Nugent Superannuation Fund.
Class	MBL fully paid ordinary shares
Number acquired	243 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$71.5477 per share

No. of securities held after change	• 7,947 shares held directly by Helen Nugent (of which 5,144 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 3,645 shares held by the Helen Nugent Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 December 2006

G:\CAG\COS\DLeong\BRD\ASX notices\nugent\hmn13122006.doc

+ See chapter 19 for defined terms.